Kingtone Wirelessinfo Solution Holding Ltd.

3rd Floor, Borough A, Block A. No.181

South Taibai Road, Xi’an, Shaanxi Province

People’s Republic of China 710065

Tel: (86) 29-88266368

October 18, 2016

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kingtone Wirelessinfo Solution Holding Ltd

Form 20-F

Filed January 20, 2016

File No. 001-34738

Dear Mr. Craig D. Wilson:

Kingtone Wirelessinfo Solution Holding Ltd, a company organized under the laws of the British Virgin Islands (the “Company”, “we” or “us”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 14, 2016 (the “Comment Letter”) to Li Wu, Chief Financial Officer of the Company, with respect to the Company’s Form 20-F filed on January 20, 2016 (File No. 001-34738) (the “20-F”). We hereby file confidentially our response to the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company. Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 20-F.

Form 20-F for the Fiscal Year Ended September 30, 2015

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds, page 87

1.	We note your response to prior comment 3 that as of September 30, 2015, you loaned $5.7 million, including $4.2 million from the net proceeds of your initial public offering, to affiliate companies that are indirectly owned and controlled by Tao Li, Chairman of the company. Please tell us how these transactions comply with Section 13(k) of the Exchange Act, which prohibits extending credit, directly or indirectly, in the form of a personal loan to any director or executive officer of an issuer.

Response: Section 402 of the Sarbanes-Oxley Act of 2002 (“Section 402”) amended the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by adding a new Section 13(k) that contains certain provision making it unlawful for any issuer, “directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan (emphasis added) to or for any director or executive officer (or equivalent thereof) of that issuer.”

October 18, 2016

The Sarbanes-Oxley loan provision as cited above prohibits only “arrange for the extension of credits” “in the form of a personal loan” to directors and executive officers (emphasis added). A loan made to a company controlled by an executive officer or director would be prohibited by Section 402 if made primarily for the executive officer’s or director’s personal benefit. In contrast, if such a loan is made primarily for legitimate business purposes of the borrowing company (other than compensation of the controlling executive officer or director), it should not be prohibited by Section 402.

In our case, the Company lent a total of $5.7 million to its affiliate companies (the “Borrowers”) which are two information technology developers (the “Loans”). The Borrowers are going to apply the Loans to advance their businesses. In return, when the Borrowers grow and cumulate funds, they will support the Company to seize its chance when the Company identifies suitable business opportunities and demands large working capital. It is common practice in China that affiliated companies make loans to each other to achieve business development when funds are available in one entity but are in demand in another entity. Therefore, we believe the Loans are not “personal loans” because the primary purpose of the Loans, from the perspective of the Company, is to advance the business of the Company, as oppose to benefiting the directors of the Company.

When Sarbanes-Oxley loan provisions were put into legislation, among the reasons identified were concerns over the use of company funds to provide personal financing to insiders. Here, Chairman of the Company, who controlled the Borrowers did not get any personnel benefits from the Loans. The Loans are made on a company to company basis and for legitimate business purposes.

In conclusion, the Loans should not be considered prohibited under Section 402 because they are not “personal loans” as the statute subscribes and they are not related to the concerns the statute was designed to address. Consequently, we believe the Loans comply with Section 13(k) of the Exchange Act.

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities, page F-24

2.	We note your response to prior comment 4 that you believe your restricted net assets were only $1.6 million or 8% of consolidated net assets as of September 30, 2015. Tell us how you considered other restrictions beyond the statutory reserves that could be imposed by third parties, such as foreign governments, on your subsidiaries’ ability to loan, advance to, or dividend funds to the parent company. We refer you to the definition of restricted net assets in Rule 4-08(e) (3) of Regulation S-X and further guidance in SAB Topic 6K.2.

Response: The restrictions beyond the statutory reserves that could be imposed by third parties such as the foreign governments, on the subsidiaries of the Company’s ability to loan, advance to, or dividend funds to the parent company are as below. The restrictions arising from statutory reserves were stated in our prior response.

October 18, 2016

As we disclosed under the heading of “Governmental control of currency conversion may affect the value of your investment.” in the 20-F, the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs or ordinary shares.

Furthermore, as we disclosed in the second paragraph under the heading of “Our holding company structure may limit the payment of dividends.” in the 20-F, in addition, under the New EIT Law and the implementing rules that became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us and/or Topsky Info-tech Holdings Pte Ltd. (“Topsky”) may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we and/or Topsky is a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement. Topsky, the direct holder of 100% of the equity interests of Xi’an Softech Co., Ltd. (“Softech”), is organized in Singapore. Softech is a wholly foreign-owned enterprise (“WFOE”) in China on November 27, 2009. Under the Notice of the State Administration of Taxation on Delivering the Table of Negotiated Dividends and Interest Rates to Lower Levels of People’s Republic of China, such dividend withholding tax rate is reduced to 5% if a Singapore resident enterprise owns over 25% of the PRC Company distributing the dividends. As Topsky is a Singapore company and owns 100% of Softech, under the aforesaid notice, any dividends that Softech pays to Topsky will be subject to a withholding tax at the rate of 5%, provided that Topsky is not considered to be PRC tax resident enterprises. If, however, Topsky is regarded as a resident enterprise, the dividends payable to Topsky from Softech may be exempt from the PRC income tax, and the dividends payable from Topsky to us will be subject to a 10% PRC withholding tax (unless we are considered to be a PRC tax resident enterprise). Any such taxes could thus materially reduce the amount of funds available to us to meet our cash requirements, including the payment of dividends to our shareholders. We believe the withholding tax requirement as mentioned above may affect the net amount of dividend available to the parent company but the Company’s subsidiary or VIE may nevertheless be able to pay dividend funds to the parent company in the planned amount if reserving the required amount for the payment of the withholding tax amount.

Lastly, the Company performed the evaluation to identify any circumstances where third parties may limit its subsidiary’s or VIE’s ability to loan, advance or dividend funds to the parent including going through the loan agreements its subsidiary or VIE entered into with third parties and did not find such restrictions contained in the agreements.

***

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 20-F. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the 20-F do not foreclose the Commission from taking any action with respect to the 20-F, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 18, 2016

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (86) 29-88266368.

Sincerely

/s/ Li Wu
Li Wu
Chief Financial Officer

cc:	Tina He, BDO China Shu Lun Pan CPAs LLP

Elizabeth F. Chen, Esq., Pryor Cashman LLP

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